Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
December 22, 2008
Mr. Larry L. Greene
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re: Van Kampen Equity Trust II -
Registration Statement on Form N-1A
(the “Registration Statement”)
(File Nos. 333-75493 and 811-9279)
Dear Mr. Greene:
                                Thank you for your comments regarding the Registration Statement on Form N-1A for Van Kampen Equity Trust II (the “Trust”), on behalf of each of its series, Van Kampen American Franchise Fund, Van Kampen Core Growth Fund, Van Kampen Equity Premium Income Fund, Van Kampen International Advantage Fund, Van Kampen International Growth Fund and Van Kampen Technology Fund (each, a “Fund” and collectively, the “Funds”) filed with the Securities and Exchange Commission (the “Commission”) on October 31, 2008 pursuant to Rule 485(a) of the of the General Rules and Regulations of the Commission promulgated under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”) (the “General Rules and Regulations”). On behalf of the Trust, we have provided our response to the staff’s comments. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 26 to the Trust’s Registration Statement on Form N-1A, which will be filed pursuant to Rule 485(b) of the General Rules and Regulations via EDGAR on or about December 22, 2008.

Comment 1	Certain of the Funds listed on the front cover of the Statement of Additional Information have the word “international” in their name. The staff takes the position that a fund with the term “international” in its name should invest in a manner consistent with that term. Please ensure that such Fund’s prospectuses state a minimum percentage of assets that such Funds will invest in foreign securities and that such Funds will invest in a number of foreign countries.

Response 1	Van Kampen International Advantage Fund has the following policy, as disclosed in its prospectus:
Under normal market conditions, the Fund invests at least 80% of its total assets in securities of foreign issuers. The Fund focuses primarily on countries comprising the MSCI All Country World Index ex-USA. As of December 1, 2007, the MSCI All Country World Index ex-USA was comprised of securities from 47 developed and emerging market countries.

Van Kampen International Growth Fund has the following policy, as disclosed in its prospectus:
Under normal market conditions, the Fund invests at least 80% of its net assets in securities of issuers from at least three different foreign countries.

Comment 2	In the section entitled “Strategic Transactions — Swap Contract and Related Derivative Instruments,” if any of the Funds intend to invest in credit default swaps, please add relevant disclosure.

Response 2	None of the Funds currently intend to invest in credit default swaps. Thus, the Fund has not added any additional disclosure.

Comment 3	In the section entitled “Strategic Transactions — Structured Products,” please add disclosure regarding the current state of the financial markets.

Response 3	The Trust has added disclosure as requested.

Comment 4	In the section entitled “Strategic Transactions — Contracts for Difference” please add disclosure regarding the segregation of assets, if relevant.

Response 4	The Funds note that the current disclosure, which applies to all derivatives transactions, is currently in the section entitled “Strategic Transactions — Regulatory Matters ”:
As described herein, each Fund may be required to cover its potential economic exposure to certain derivatives transactions by holding an offsetting financial position and/or segregating liquid assets equal in value to such Fund’s potential economic exposure under the transaction.

Thus, the Funds have not added additional disclosure.

Comment 5	In the section entitled “Strategic Transactions — Contracts for Difference,” the disclosure references underlying “stock.” If there are underlying instruments other than “stock,” please add relevant disclosure.

Response 5	The Funds have added disclosure as requested.

Comment 6	In the section entitled “Investment Restrictions,” certain Fund’s restrictions state that a Fund shall not “issue senior securities nor borrow money, except that the Fund may issue senior securities or borrow money to the extent permitted by (i) the 1940 Act, as amended from time to time, (ii) the rules and regulations promulgated by the SEC under the 1940 Act, as amended from time to time, or (iii) an exemption or other relief applicable to the Fund from the provisions of the 1940 Act, as amended from time to time.” Please supplementally explain how this is consistent with the 1940 Act.

Response 6	The Funds note that the 1940 Act generally permits open-end funds to borrow money from banks for any purpose on a secured basis in an amount up to 33 1/3% of such Fund’s total assets. The Funds also note that certain of the Funds’ fundamental investment restrictions provide the Funds with flexibility to change their limitations in connection with changes in applicable law, rules, regulations or exemptive relief. The language used in these restrictions provides the necessary flexibility to allow the Funds’ Boards to respond efficiently to these kinds of developments without the delay and expense of a shareholder meeting.

Comment 7	In the section entitled “Investment Restrictions,” certain Fund’s investment restrictions state that a Fund shall not investing in any security “if, as a result, 25% or more of the value of the Fund’s total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry except (a) excluding securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or securities of state and municipal governments or their political subdivisions...” [emphasis added]. Please delete the word “excluding” from such restrictions.

Response 7	The Funds have deleted such word as requested.

Comment 8	In the section entitled “Investment Restrictions,” certain Fund’s investment restrictions state that such Fund shall not “with respect to 75% of the Fund’s total assets, invest more than 5% of the value of its total assets in the securities of any one issuer (not including federal government securities) or acquire more than 10% of any class of the outstanding voting securities of any one issuer, except that the Fund may purchase securities of other investment companies to the extent permitted by the (i) the 1940 Act, as amended from time to time, (ii) the rules and regulations promulgated by the SEC under the 1940 Act, as amended from time to time or (iii) an exemption or other relief from the provisions of the 1940 Act, as amended from time to time” [emphasis added]. Please delete the emphasized phrase, as it is superfluous.

Response 8	The Funds respectfully acknowledge the comment, but the Funds note that changing a fundamental investment restriction would require a shareholder vote. Thus, the Funds have not amended such fundamental investment restrictions at this time.

Comment 9	In the “Fund Management — Other Accounts Managed by the Portfolio Managers” section, the staff suggests showing the information in a table format.

Response 9	The Funds acknowledge the comment and opt to show the information in sentence format.

Comment 10	Under “Fund Management—Portfolio Management Compensation Structure,” please provide the disclosure required by Item 15(b) of Form N-1A with respect to compensation.

Response 10	The Funds respectfully submit that they have satisfied the existing disclosure requirements regarding portfolio manager compensation. Item 15(b) requires disclosure of “the structure of, and the method used to determine, the compensation of each Portfolio Manager.” The Funds’ investment adviser has created a structure and method for compensating portfolio managers which is fully described in the Statement of Additional Information. To the extent that a Fund disclosed any additional information regarding the structure and method for compensating its portfolio managers, such Fund would risk the possibility that the value of compensation would be disclosed, a result that is specifically disclaimed by Item 15(b) (“[t]he value of compensation is not required to be disclosed under this Item”).
*          *          *          *
                 In connection with the effectiveness of the Registration Statement, the Trust acknowledges that the disclosure included in the Registration Statement is the responsibility of the Trust. The Trust further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Trust will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                 Should you have any questions concerning our responses to your comments, please direct them to Julien Yoo (212) 296-6968 or the undersigned at (312) 407-0863.

Sincerely,
/s/ Charles B. Taylor

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